UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38619

Wah Fu Education Group Ltd.

L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street

Xicheng District

Beijing, China 100088

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders

On April 30, 2021, Wah Fu Education Group Ltd. (the “Company”) held its 2021 Annual General Meeting of Shareholders (the “Annual Meeting”) in Beijing, China. At the Annual Meeting, shareholders voted:

●	To elect five directors to serve until the 2022 annual meeting of shareholders or until their respective successors are elected and qualified or until their earlier resignation or removal; and

●	To ratify the appointment of Friedman LLP as the Company’s independent auditors for the fiscal year ended March 31, 2021.

Set forth below are the final voting results for each of the proposals:

Proposal No. 1 – Election of directors

Each of Yang Yu, Xinghui Yang, Defang Li, Yik Y Chan and Wenxiang Xing was elected to serve as a director. The voting results were as follows:

Name	For	Withheld
Yang Yu	3,604,243	34
Xinghui Yang	3,604,243	34
Defang Li	3,604,243	34
Yik C Chan	3,604,243	34
Wenxiang Xing	3,604,243	34

Proposal No. 2 – Ratification of independent registered public accounting firm

The shareholders ratified the selection of Friedman LLP to serve as the Company’s independent registered public accounting firm for the year ended March 31, 2021. The voting results were as follows:

For	Against	Abstentions	Broker Non-Votes
3,604,247	3	27	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wah Fu Education Group Limited

By:	/s/ Yang Yu
Name:	Yang Yu
Title:	Chairman of Board

Date:  May 7, 2021

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